BEFORE THE
                            PUBLIC SERVICE COMMISSION
                           OF THE DISTRICT OF COLUMBIA



IN THE MATTER OF                    )
Joint Application of                )        Formal Case No.
POTOMAC ELECTRIC POWER COMPANY      )
And NEW RC, INC. For                )
Authorization And Approval Of       )
Merger Transaction                  )



                                JOINT APPLICATION
                                       OF
                         POTOMAC ELECTRIC POWER COMPANY,
                                       AND
                                  NEW RC, INC.

          Potomac Electric Power Company ("Pepco") and New RC, Inc. (collectively, the "Applicants") hereby jointly apply to the Public Service Commission of the District of Columbia ("Commission") for authorization and approval of the merger of two wholly owned, newly formed subsidiaries of New RC, Inc. with and into Pepco and Conectiv such that Pepco and Conectiv will become wholly owned subsidiaries of New RC, Inc. This Joint Application is filed to ensure compliance with the requirements of Section 8, Paragraph 54 of the Public Utilities Act of 1913 (Utilities Act), as amended, D.C. Code ss. 43-801 (1998 Repl.)/1, Paragraph 1 of the Utilities Act, as amended, D.C. Code ss. 43-223 (1998 Repl.)/2 and 15 D.C.M.R. ss. 1507 (1998)./3 Upon approval, the transaction will take place pursuant to the Agreement and Plan of Merger ("Agreement"), dated as of February 9, 2001./4 In support of this Joint Application, the Applicants respectfully represent that:

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     1 Section 43-801 of the District of Columbia Code states:

          No franchise nor any right to or under any franchise to own or operate any public utility as defined in Chapters 1-10 of this title or to use the tracks of any street railroad shall be assigned, transferred, or leased, nor shall any contract or agreement with reference to or affecting any such franchise or right be valid or of any force or effect whatsoever unless the assignment, transfer, lease, contract, or agreement shall have been approved by the Commission in writing. The permission and approval of the Commission to the assignment, transfer, or lease of a franchise under this section shall not be construed to revive or validate any lapsed or invalid franchise or to enlarge or add to the powers and privileges contained in the grant of any franchise or to waive any forfeiture. It shall be unlawful for any street railroad corporation, gas corporation, electric corporation, telephone corporation, telegraph corporation, or other public utility corporation, directly or indirectly, to acquire the stock or bonds of any other corporation incorporated for or engaged in the same or similar business as it is, unless authorized in writing to do so by the Commission, and every contract, transfer, agreement for transfer or assignment of any such stock or bonds without such written authority shall be void and of no effect.

Pepco is neither assigning nor transferring its franchise under the Agreement and, following the merger, Pepco will continue to be the public utility distributing electricity and providing standard offer service in the District of Columbia. It is not clear that Section 43-801 of the District of Columbia Code is applicable to the merger transaction; however, the Applicants wish to expedite the orderly consummation of the merger and thus are submitting this Joint Application to request the Commission promptly authorize and approve the merger transaction in the event that the Commission is of the view such authorization is necessary.

     2 Section 43-223 of the District of Columbia Code states:

          Corporations formed to acquire property or to transact business which would be subject to the provisions of Chapter 1-10 of this title, and corporations possessing franchises for any of the purposes contemplated by Chapters 1-10 of this title shall be deemed to be subject to the provisions of Chapters 1-10 of this title, although no property may have been acquired, business transacted, or franchises exercised.

Given the structure of the proposed transaction, Section 43-223, by its terms, appears not to be applicable to the New RC, Inc. or Conectiv. Pursuant to the Agreement, neither New RC, Inc. nor Conectiv will acquire property from Pepco or its franchise. In addition, neither New RC, Inc. nor Conectiv will transact any business as a public utility in the District of Columbia. Following the transaction, Pepco will continue to be the owner of its property in the District of Columbia including its franchise and Pepco will continue to provide public utility services in the District of Columbia. Thus, it appears that Section 43-223 of the District of Columbia Code would not make either New RC, Inc. or Conectiv subject to the requirements of Chapters 1-10 of Title 43.

     Moreover, the transaction is structured in such a way that from the District of Columbia's point of view, the only change from Pepco's current corporate structure involves the formation of a holding company. It should be noted that recently, Washington Gas Light Company created a holding company structure without prior Commission approval.

     While a reasonable argument can be made that Section 43-223 of the District of Columbia Code does not apply to this transaction, in order to expedite the orderly consummation of the merger, which is clearly in the public interest, the Applicants are requesting that the Commission authorize and approve the merger transaction pursuant to this Section of the Code. Clearly, once the transaction has been completed, Section 43-223 would not apply to New RC, Inc.

     3 Pursuant to Section 43-501(c) of the District of Columbia Code, Pepco is deemed to have been granted a certificate of public convenience and necessity. 15 D.C.M.R.ss. 1507.1 states that:

          The sale or transfer of effective control over a public utility for which a current Certificate has been granted shall cause nullification of the Certificate, effective as of the time at which the sale or transfer occurs, unless the sale or transfer has first been reviewed and approved by the Commission pursuant to D.C. Code 43-801.

The term "effective control" is defined in 15 D.C.M.R. ss. 1507.2 as "the ability of any person, by reason of a direct or indirect ownership interest (whether of record or beneficial) of ten percent (10%) or more of the outstanding shares or voting rights in a public utility that holds a Certificate, to direct or cause the direction of the management, operation, or policies of that public utility." As with Section 43-801 of the District of Columbia Code discussed in footnote 1 above, it is not clear that 15 D.C.M.R. ss. 1507 is applicable to the merger transaction. Because the Applicants wish to expedite the orderly consummation of the merger, they therefore are submitting this Joint Application to request the Commission expeditiously authorize and approve the merger transaction in the event that the Commission is of the view such authorization is necessary.

     If the merger transaction is viewed as triggering the requirement for prior Commission review and approval set forth in 15 D.C.M.R.ss. 1507.1, because a transfer of effective control has not yet occurred, Commission precedent holds that Commission approval of the transaction may be granted without the formal hearing and notice of review requirements in 15 D.C.M.R.ss.ss. 1501 through 1504. Formal Case No. 940, Order No. 10551 (January 11, 1995). In Formal Case No. 940, the Commission established a notice and comment procedure to review the propriety of approving the transaction pursuant to Section 43-801 of the District of Columbia Code.

     4 A copy of the Agreement is attached hereto as Exhibit ___.
---------


     I.   THE APPLICANTS

          Pepco is a District of Columbia and Virginia corporation having its principal place of business at 1900 Pennsylvania Avenue, N.W., Washington, D.C. 20068. Pepco is also licensed to do business in the State of Maryland and in the Commonwealth of Pennsylvania. Pepco provides electric service in the District of Columbia as well as major portions of the surrounding suburbs in Montgomery and Prince George's Counties, Maryland./5

---------
     5 Conectiv, the other corporation that, following the merger, will become a wholly owned subsidiary of New RC, Inc., is a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended. Through its utility subsidiaries, Conectiv provides electric service in Delaware, New Jersey, Maryland and Virginia Because Conectiv is not regulated by the Commission, attached as Exhibit ___ is a copy of Conectiv's most recent Form 10K Annual Report filed with the Securities and Exchange Commission on March 15, 2001, that provides detailed information about Conectiv and its operations.
---------


          New RC, Inc. is a Delaware corporation and currently is a wholly owned subsidiary of Pepco. In connection with the merger transaction, New RC, Inc. will register with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935, as amended. Following the transaction, New RC, Inc. will locate its corporate headquarters in Washington, D.C. Pepco will continue to maintain its own headquarters in Washington, D.C. Conectiv's headquarters will remain in Wilmington, Delaware.

          Pepco is subject to regulation by the Commission with respect to its public utility operations within the District of Columbia pursuant to the provisions of the Public Utilities Act of 1913, as amended, D.C. Code ss.ss. 43-101 et seq. Following consummation of the merger, Pepco will continue to be subject to regulation by the Commission with respect to such utility operations within the District of Columbia.

          All correspondence and communications concerning this Joint Application should be sent to the following persons at the respective addresses specified:

                           Paul H. Harrington
                           Potomac Electric Power Company
                           1900 Pennsylvania Avenue, N.W.
                           Room 841
                           Washington, D.C.  20068

          Rule 104.1(g) of the Commission's Rules of Practice and Procedure, 15 D.C.M.R. 104.1(g) (1998), requires that the Applicants indicate whether this proceeding should be considered a "rate case" or an "other investigation" for purposes of Section 43-612 of the District of Columbia Code. As discussed further in Section III, this Joint Application does not propose any change in Pepco's current base rates that recently were reduced and capped for a four year period as a result of the settlements approved by the Commission in Phase I and Phase II of Formal Case No. 945. Thus, following the merger, Pepco's rates and services in the District of Columbia will remain unchanged. District of Columbia customers will continue to receive cost effective, reliable service from Pepco. The Applicants therefore submit that this proceeding should be considered an "other proceeding" for purposes of Section 43-612 of the District of Columbia Code.

     II.  THE PROPOSED MERGER TRANSACTION

          Pursuant to the Agreement, a wholly owned, newly formed subsidiary of New RC, Inc. will merge with and into Pepco and a separate, wholly owned, newly formed subsidiary of New RC, Inc. will merge with and into Conectiv. Following the transaction, Pepco and Conectiv will be wholly owned subsidiaries of New RC, Inc. The transaction is subject to customary closing conditions including, among others, the receipt of required shareholder approvals, all necessary governmental approvals,/6 and the opinions of counsel that the transaction will qualify for treatment under Section 351 of the Internal Revenue Code of 1986.

---------
     6 In addition to authorization and approval of the transaction from the Commission, approvals will be sought from the following regulatory bodies:

          Public Service Commission of Maryland;
          Public Service Commission of Delaware;
          New Jersey Board of Public Utilities;
          State Corporation Commission of Virginia;
          Pennsylvania Public Utility Commission;
          Federal Energy Regulatory Commission; and
          Securities And Exchange Commission.

Notification or report forms also are required to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and certain waiting periods following such filings must expire before the transaction can be completed.
---------


          Upon completion of the merger, holders of Pepco's common stock will have the right to receive one share of New RC, Inc. common stock for each share of Pepco common stock owned. Holders of Conectiv common stock and Conectiv Class A common stock may elect to exchange their shares for cash, New RC, Inc. common stock, or a combination of cash and New RC, Inc. common stock; however, such elections will be subject to a proration procedure that will cause the aggregate consideration paid to holders of Conectiv common stock and Conectiv Class A common stock to be fifty percent cash and fifty percent New RC, Inc. common stock. Subject to certain restrictions set forth in the Agreement, (i) Conectiv stockholders electing to receive cash will receive $25 per share of Conectiv common stock exchanged and $21.69 per share of Conectiv Class A common stock exchanged, and (ii) Conectiv stockholders electing to receive New RC, Inc. common stock will receive a number of shares of New RC, Inc. common stock determined by the exchange ratio set forth in the Agreement. Subject to certain limitations set forth in the Agreement, the exchange ratio is designed to provide holders of Conectiv common stock with a number of shares of New RC, Inc. common stock having a market value of $25.00 and holders of Conectiv Class A common stock with a number of shares of New RC, Inc. common stock having a market value of $21.69./7

---------
     7 Each outstanding share of each other class of capital stock of Pepco and Conectiv will be unaffected by the merger and will remain outstanding.

---------


          Following the merger, based on the number of common shares currently outstanding on a fully diluted basis, it is anticipated that the common shareholders of Pepco will own approximately 67% of the shares of New RC, Inc. and the common shareholders of Conectiv would receive approximately 33% of the shares of New RC, Inc.

     III. THE PROPOSED TRANSACTION IS IN THE PUBLIC INTEREST

          The proposed merger transaction by which Pepco and Conectiv will become wholly owned subsidiaries of New RC, Inc. is in the public interest. The transaction will provide the companies an enhanced competitive and strategic position. Following the merger, the companies together will serve approximately twice as many customers as Pepco currently serves. In addition, the service territories of the companies following the merger will be nine times the size of Pepco's current service territory. The increased size of the companies together will allow operating efficiencies and cost saving to be achieved.

          As will be discussed below, the merger transaction will benefit customers in several ways. First, the companies will be able to maintain and enhance customer service and reliability. Second, following the expiration of Pepco's capped rates, the efficiencies and cost savings produced through the merger transaction will result in lower requests for increases in Pepco's base rates than otherwise would be the case absent the merger. Finally, if the Commission determines that, pursuant to Section 43-1259(c)(4) of the District of Columbia Code, Pepco should continue to provide standard offer service in the District of Columbia following the transition period established by the Retail Electric Competition and Consumer Protection Act of 1999, D.C. Law 13-107, the merger will enhance Pepco's ability to procure electricity supply on reasonable terms on behalf of standard offer service customers.

          With respect to enhanced customer service and reliability, in this era of rapid changes in the electric utility industry, the increased aggregate customer base of the companies following the merger will permit the costs of acquiring and implementing innovative new technologies to be spread across a greater asset base. This will allow the more rapid deployment of such technologies thereby allowing customers to receive an even higher level of service, reliability and responsiveness. Among the areas in which the companies envision the integration of new technologies to enhance service and reliability are customer call center operations, outage management systems and developments in distribution technologies. [This could be expanded or an exhibit provided that discussed these areas]

          The merger will also facilitate the more efficient deployment of field crews and equipment, as well as customer representatives, in times of severe weather and other emergencies thereby enhancing customer service and responsiveness. The companies will seek to identify and implement the best practices of Pepco and Conectiv in order to further improve customer service. To demonstrate their commitment to maintaining high quality of customer service and reliability, the following specific service level guarantees for District of Columbia customers are proposed: [Insert specifics or include as an exhibit] Pepco intends to submit the specific service level guarantees to the members of the Productivity Improvement Working Group for their consideration and include the recommended guarantees in Pepco's Productivity Improvement Plan.

          The foregoing service guarantees will build on Pepco's already excellent reputation for reliability and customer service. In a July 20, 2000 study of residential consumer satisfaction with electric utility quality of service, J.D. Power and Associates reported that Pepco had the highest customer satisfaction ranking among utilities in the Eastern Region of the United States. The merger will allow the companies to further improve customer service and build upon Pepco's already high level of customer satisfaction.

          In addition to enhancing service, the merger transaction will enable Pepco to achieve lower operating costs through efficiencies and cost savings that would be unavailable to Pepco on a stand-alone basis. As noted above, this Joint Application does not propose any changes in Pepco's current rates in connection with the merger. As a result of the settlement approved by the Commission in Formal Case No. 945, Phase I, Pepco's rates have been reduced by
7.0 percent for residential customers and 6.5 percent for commercial customers. The settlement also requires Pepco to cap its rates for electric service in the District of Columbia at these reduced levels for the next four years (six years for RAD customers). The companies anticipate that the merger will enable them to achieve certain operating efficiencies and cost savings in the future. These savings will result from the increased purchasing power of the companies, their continued financial strength, the elimination of redundant administrative and support functions as well as the implementation of new technologies at a lower per-customer cost. During the period of the rate caps, any savings achieved from the merger will partially offset the increases in the costs incurred by Pepco in providing electric service. Following the termination of the rate caps, the known, certain and measurable savings derived from these operating efficiencies and cost savings will be reflected in the cost of service studies that will be prepared in connection with any rate proceeding that may be initiated. Thus, District of Columbia customers will receive the benefit of all of the actual operating efficiencies and cost savings achieved through the merger as a result of the reduction in the size of any future request to increase Pepco's base rates.

          If the Commission determines that, pursuant to Section 43-1259(c)(4) of the District of Columbia Code, Pepco should continue to provide standard offer service following the transition period established by the Retail Electric Competition and Consumer Protection Act of 1999, D.C. Law 13-107, the merger will enhance Pepco's ability to procure electricity supply on reasonable terms on behalf of standard offer service customers since the companies will be purchasing capacity and energy for a significantly larger customer base than Pepco as a stand alone company.

          Finally, following the merger, Pepco will continue to maintain its commitment to the District of Columbia. Pepco and its employees will continue their strong commitment to and support of social and charitable activities in the District of Columbia. In addition, New RC, Inc., the new holding company for Pepco and Conectiv, will establish its own headquarters in the District of Columbia.

          As detailed above, the proposed merger by which Pepco and Conectiv will become wholly owned subsidiaries of New RC, Inc., as set forth in the Agreement, will result in benefits to the District of Columbia customers. The Applicants therefore request that, pursuant to Section 43-801 and Section 43-223 of the District of Columbia Code, the Commission expeditiously approve and authorize the merger transaction set forth in the Agreement by which Pepco and Conectiv will become wholly owned subsidiaries of New RC, Inc.

     IV.  REQUIRED INFORMATION

          The Commission's Rules of Practice and Procedure do not prescribe the information that is required to be set forth in an application seeking the approval and authorization of a merger of this kind. This Joint Application is in full compliance with the Commission's general filing requirements. In the event, however, the Commission determines that this Joint Application has failed to conform in any respect to the requirements of its Rules, the Applicants hereby respectfully request a waiver of such filing requirements pursuant to Rule 146.1, 15 D.C.M.R. ss. 146.1 (1998).

     V.   CONCLUSION

          The merger by which Pepco and Conectiv become wholly owned subsidiaries of New RC, Inc. will result in both Pepco and Conectiv becoming stronger, more competitive and better positioned utilities and will benefit Pepco's District of Columbia customers. The merger is clearly consistent with the public interest and therefore the Applicants request that the Commission promptly grant authorization for the merger pursuant to the terms of the Agreement.

          WHEREFORE, the Applicants respectfully request that the Commission:

     (A) pursuant to Section 43-801 of the District of Columbia Code, approve and authorize the merger of two wholly-owned subsidiaries of New RC, Inc. with and into Pepco and Conectiv such that Pepco and Conectiv become wholly owned subsidiaries of New RC, Inc. as set forth in the Agreement;

     (B) pursuant to Section 43-223 of the District of Columbia Code, approve and authorize the merger; and (C) grant such other authorizations and approvals as the Commission may deem necessary and appropriate to permit the merger transaction contemplated by the Agreement.

                                            Respectfully submitted,


                                            Kirk J. Emge
                                            Vice President - Legal Services
                                            D.C. Bar No. 420581
                                            Potomac Electric Power Company
                                            1900 Pennsylvania Avenue, N.W.
                                            Washington, D.C.  20068
                                            (202) 872-2890

                                            Attorney for
                                            Potomac Electric Power Company
                                            and New RC, Inc.

Washington, D.C.
May 1, 2001